Exhibit I-1
(English Language Translation)
This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, may be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.
June 28, 2010
To Whom It May Concern:

Company name:	Canon Inc.
Name of representative:	Fujio Mitarai, Chairman and CEO
(Code: 7751; Tokyo (First Section), Osaka (First Section), Nagoya (First Section), Fukuoka and Sapporo stock exchanges)
Contact:	Masahiro Haga, Executive Officer and Group
Executive, Finance & Accounting Headquarters
(Phone: 81-3-3758-2111)

Company name:	Tokki Corporation
Name of representative:	Teruhisa Tsugami, President and CEO
(Code: 9813, JASDAQ)
Contact:	Shunji Shinbo Director Division Manager Finance and Accounting Division (Phone: 81-258-61-5050)
Announcement of Execution of Share Exchange Agreement under which
Canon Inc. Will Make Tokki Corporation Its Wholly Owned Subsidiary
Canon Inc. (“Canon”) and Tokki Corporation (“Tokki”) announced that their respective Boards of Directors at their meetings held on June 28, 2010 have adopted resolutions for a share exchange under which Canon would make Tokki its wholly owned subsidiary (the “Share Exchange”), and Canon and Tokki have entered into a share exchange agreement, as described below.
The Share Exchange will become effective on October 1, 2010 after approval is granted at the extraordinary general meeting of shareholders of Tokki to be held on August 20, 2010. By contrast, Canon will adopt a simplified share exchange without approval at the general meeting of shareholders pursuant to Article 796, Paragraph 3 of the Companies Act. It should be noted that prior to the effective date of the Share Exchange (which is scheduled to occur on October 1, 2010), the common stock of Tokki will be delisted from Osaka Securities Exchange Co., Ltd.’s JASDAQ Market (the “JASDAQ Market”) on September 28, 2010 (the last trading day will be September 27, 2010).
Details:

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1.	Purpose of Making Tokki Canon’s Wholly Owned Subsidiary through the Share Exchange

Under the corporate philosophy of kyosei—living and working together for the common good—the basic management policy of the Canon Group (the “Group”) is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development. Based on this basic management policy, Canon launched two consecutive five-year management plans—Phase I of its Excellent Global Corporation Plan in 1996, and Phase II in 2001—with the aim of becoming a truly excellent global corporation. Through these two management plans, the Company promoted a range of management reforms, thoroughly strengthening its product competitiveness and financial base. Since 2006, under a new five-year management plan—Phase III, which targets further growth and improved corporate value—Canon is pursuing “sound growth,” making use of the solid management foundation achieved through the two preceding plans, and further expanding its corporate scale while maintaining a high level of profitability.

The Group set five key strategies for Phase III, and strives to achieve the overwhelming No.1 position in its current core businesses and fortify its industry equipment business.

The Group believes that Tokki’s core organic EL and solar battery manufacturing equipment business is essential to the future growth of its industry equipment business. The Group also recognizes that organic EL operates as a powerful key component in the Office and Consumer Business Segments that would substantiate highly value-added and differentiated products of the Group.

In order to permanently develop the Group, it is an urgent and dispensable task to expand the core business of Tokki. Moreover, the organic EL and solar battery markets surrounding Tokki have been rapidly growing. In order to promptly propel such expansion of business, Canon and Tokki must keep a closer cooperative relationship and further accelerate their management speeds, based on the financial strength the Group has built up to date.

Given these circumstances, Canon has decided to utilize its strong management resources and Tokki’s advantages by making Tokki its wholly owned subsidiary, and enhance the synergy effect throughout the Group, thereby focusing on development of high value-added products maximizing Tokki’s high level of technologies and know-how.

As a result of these measures, the Group will further elevate its speed of management by quickly creating a framework that enables the flexible and swift execution of its key strategies, and make concerted efforts to reinforce the existing business through the utilization of differentiated key components and foster and expand the organic EL and solar battery manufacturing equipment business that will become the core of its Industry and Other Business Unit.

2.	Executive Summary of the Share Exchange
(1) Share Exchange Schedule

Board resolutions adopted (Canon and Tokki)	Monday, June 28, 2010
Date of execution of the share exchange agreement	Monday, June 28, 2010
Date of public notice of the record date for convocation of the extraordinary general meeting of shareholders (Tokki)	Tuesday, June 29, 2010 (scheduled)
Record date for convocation of the extraordinary general meeting of shareholders (Tokki)	Wednesday, July 14, 2010 (scheduled)
Date of the extraordinary general meeting of shareholders to approve the share exchange agreement (Tokki)	Friday, August 20, 2010 (scheduled)
Final day on which shares are traded (Tokki)	Monday, September 27, 2010 (scheduled)

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Day on which shares are delisted (Tokki)	Tuesday, September 28, 2010 (scheduled)
Date of the Share Exchange (effective date)	Friday, October 1, 2010 (scheduled)

(Note 1)	Canon will make the Share Exchange without approval at its general meeting of shareholders to approve the share exchange agreement by adopting a simplified share exchange pursuant to Article 796, Paragraph 3 of the Companies Act.

(Note 2)	The above-mentioned schedule may be changed by agreement between Canon and Tokki.
(2) Method of the Share Exchange
Under this share exchange transaction, Canon will become a wholly owning parent company of Tokki and Tokki will become a wholly owned subsidiary of Canon. The Share Exchange will become effective on October 1, 2010 without shareholders’ approval of Canon adopting the simplified share exchange pursuant to Article 796, Paragraph 3 of the Companies Act, and subject to approval at the extraordinary general meeting of shareholders of Tokki to be held on August 20, 2010.
(3) Terms of allotment in connection with the Share Exchange

	Canon Inc. (Wholly owning parent company resulting from the Share Exchange)	Tokki Corporation (Wholly owned subsidiary resulting from the Share Exchange)
Terms of allotment in connection with the Share Exchange	1	0.12
No. of shares to be delivered upon the Share Exchange	1,348,885 shares of common stock (planned)

(Note 1)	Share allotment ratio
0.12 shares of common stock of Canon will be allotted and delivered for one share of common stock of Tokki; provided, however, that no share allotment will be made for 22,301,620 shares of common stock of Tokki held by Canon for the purposes of the Share Exchange. For the sake of clarity, in case of a material change in the assumptions based on which the ratio is calculated, the above-mentioned share exchange ratio may be changed after discussion between Canon and Tokki.

(Note 2)	Number of Canon shares to be delivered upon the Share Exchange
Upon the Share Exchange, Canon will allot and deliver 1,348,885 shares of its common stock; however, Canon will issue no new shares, as it plans to apply its treasury shares (93,602,483 shares as of the end of May 2010) for shares so delivered. Tokki will cancel all of its shares held in treasury shortly before the effectuation of the Share Exchange (the “Base Time”) (including the shares to be repurchased in response to the requests of its shareholders under Article 785 of the Companies Act in connection with the Share Exchange) at the Base Time pursuant to resolution adopted at the meeting of the Board of Directors to be held prior to the effective date of the Share Exchange.

The number of shares to be allotted and delivered upon the Share Exchange may be changed by reason of cancellation by Tokki of its treasury shares or other cause.

(Note 3)	Treatment of shares representing any fraction of the trading unit of 100 shares (“fractional shares”)

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The Share Exchange may result in some shareholders holding fractional shares of Canon. Those shareholders, however, will have no opportunity to sell their fractional shares on the exchange-traded market. Shareholders who will hold fractional shares of Canon can utilize the following methods for Canon shares.
(i)	Repurchase Method (shareholders can sell shares representing any fraction of less than 100 shares):

This is the method under which shareholders holding fractional shares of Canon can request Canon to repurchase the fractional shares held by them pursuant to Article 192, Paragraph 1 of the Companies Act.

(ii)	Additional Purchase Method (shareholders can make additional purchase of shares to reach 100 shares):

This is the method under which shareholders holding fractional shares of Canon can request Canon to sell the number of fractional shares needed to make up one trading unit, together with the number of fractional shares held by each of them, pursuant to Article 194, Paragraph 1 of the Companies Act and the relevant provisions of the Articles of Incorporation.
(Note 4)	Treatment of fraction of less than one share

Canon will pay the existing shareholders of Tokki who will be allotted any fraction of less than one share of its common stock resulting from the Share Exchange the amount corresponding to the fraction of less than one share pursuant to Article 234 of the Companies Act.
(4)	Treatment of stock acquisition rights (shinkabu-yoyaku-ken) and debentures with stock acquisition rights:

Not applicable, as Tokki has issued no stock acquisition rights and debentures with stock acquisition rights.
(5) Others
If there arises any material change in the financial condition or operating results of Canon or Tokki due to an act of God or other cause, or if Canon receives notice of objection from the shareholders holding such number of shares as prescribed in Article 796, Paragraph 4 of the Companies Act and Article 197 of the Ordinance for Enforcement of the Companies Act or Canon or Tokki is exposed to any circumstance that might have a material adverse effect on the closing of the Share Exchange due to the statutory requirements for permission, authorization or clearance or notification (including those under any foreign law) or other reason, Canon and Tokki shall amend the Share Exchange terms and other provisions of Share Exchange Agreement or terminate Share Exchange Agreement, in either case as agreed upon after discussion.
3.	Basis for Calculation of the Terms of Allotment in Connection with the Share Exchange
(1) Basis for calculation
In order to secure the fairness and reasonableness of the share exchange ratio under the Share Exchange, Canon and Tokki determined that each company would separately request an independent third-party appraisal agency to calculate the share exchange ratio, and designated Nomura Securities Co., Ltd. (“Nomura Securities”) and Mitsubishi UFJ

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Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”), respectively, as the third-party appraisal agencies to calculate the share exchange ratio.
Nomura Securities calculated the share exchange ratio by performing the average market price analysis for Canon, and the average market price analysis and discounted cash flow analysis (“DCF Analysis”) for Tokki. The results of calculation under each of these analyses are as follows. The ranges of the share exchange ratio shown below represent the ranges of the number of shares of Canon common stock to be allotted for each share of Tokki common stock.
For the average market price analysis, Nomura Securities made calculations based on the closing stock price on June 25, 2010, the average closing stock prices on the five (5) business days from June 21, 2010 up to June 25, 2010, the average closing stock prices for the one month from May 26, 2010 up to June 25, 2010, the average closing stock prices for the three (3) months from March 26, 2010 up to June 25, 2010, and the average closing stock prices for the six (6) months from December 28, 2009 up to June 25, 2010.

	Method Adopted	Ranges of Share Exchange Ratio
(i)	Average Market Price Analysis:	0.097 to 0.111
(ii)	DCF Analysis:	0.101 to 0.126
In calculating the share exchange ratio, Nomura Securities principally used the information provided by Canon and Tokki, as well as publicly available information. Nomura Securities assumed that all of those materials and information were accurate and complete and has not independently verified their accurateness and completeness. Additionally, Nomura Securities has not conducted any independent evaluation, appraisal or assessment of the assets and liabilities (including contingent liabilities) of Canon, Tokki and their affiliates, including analysis and evaluation of individual assets and liabilities, and has not requested any third-party institution to evaluate, appraise or assess them. The calculations of share exchange ratio by Nomura Securities reflect the information and economic conditions as of June 25, 2010. Nomura Securities also assumed that Tokki’s financial forecast (including its profit plan and other information) had been reasonably reviewed and prepared by the managements of Canon and Tokki based on the best forecast and judgment currently available to and possible for them.
Based on the assumptions set forth above and certain other preconditions, Nomura Securities rendered to Canon its opinion (fairness opinion) dated June 25, 2010 that the agreed upon number of shares of Canon common stock to be allotted for each share of Tokki common stock is fair to Canon from a financial point of view.
Given that shares of Canon common stock are listed on the financial instruments exchanges, have the substantial aggregate market value, and are highly liquid, Mitsubishi UFJ Morgan Stanley Securities concluded that it could obtain fully appropriate results by the market price method, and made the calculation of the share exchange ratio by adopting the average market price analysis (the “Market Price Analysis”). In order to calculate the market prices under the Market Price Analysis, Mitsubishi UFJ Morgan Stanley Securities designated June 25, 2010 as the base date, and adopted the base date and the periods of one week, one month, three (3) months and six (6) months prior to the base date to calculate the share exchange ratio based on Canon’s closing stock prices on each of the trading dates during those periods. In addition, given that shares of Tokki common stock are listed on the financial instruments exchange and the market prices are available, Mitsubishi UFJ Morgan Stanley Securities made the calculation of the share exchange ratio by adopting the Market Price Analysis. Given that there exist multiple analogous listed companies comparable to Tokki, and the analogy of the stock valuation based on comparable companies analysis (the “Comparable Companies Analysis”) is feasible, Mitsubishi UFJ Morgan Stanley Securities also made the calculation of the share exchange ratio by adopting the Comparable Companies Analysis, and in addition to the above, the discounted cash flow analysis (the “DCF Analysis”) to reflect the future business activities in its appraisal. Mitsubishi UFJ Morgan Stanley Securities designated June 25, 2010 as the base date, and adopted the base date and the periods of one week, one month, three (3) months and six (6) months prior to the base date to calculate the share exchange ratio based on Tokki’s closing stock prices on each of the trading dates during those periods. Under the DCF Analysis, Mitsubishi UFJ Morgan Stanley Securities designated October 1, 2010, the scheduled effective date of the Share Exchange, as the base valuation date, and made the calculation of the share exchange ratio by computing as of the base date of June 25 the future corporate value which Tokki will have on the base valuation date.

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The appraisal range with the value of one share of Canon common stock being 1 is as shown below:

	Method Adopted	Appraisal Ranges of Share Exchange Ratio
(i)	Market Price Analysis:	0.097 to 0.111
(ii)	Comparable Companies Analysis:	0.094 to 0.114
(iii)	DCF Analysis:	0.103 to 0.143
In calculating the share exchange ratio, Mitsubishi UFJ Morgan Stanley Securities used the information provided by Canon and Tokki, as well as publicly available information and data, as they were received and without any modification by Mitsubishi UFJ Morgan Stanley Securities, and assumed that all of those materials, data and information were accurate and complete. Mitsubishi UFJ Morgan Stanley Securities has never independently verified the accuracy or completeness of those materials, data and information. Additionally, Mitsubishi UFJ Morgan Stanley Securities has not independently evaluated, appraised or assessed the assets and liabilities (including off-balance-sheet assets and liabilities, and other contingent liabilities) of Canon, Tokki or their subsidiaries or affiliates, and has never requested any third-party agency to evaluate, appraise or assess them. It is also assumed that Tokki’s financial forecast has been reasonably prepared by the management of Tokki, reflecting their best forecast and judgment currently possible.
Based on the assumptions set forth above and other assumptions and certain other preconditions, Mitsubishi UFJ Morgan Stanley Securities delivered to the board of directors of Tokki its opinion (fairness opinion) dated June 28, 2010 that the agreed number of shares of Canon common stock to be allotted for one share of Tokki common stock is fair to common shareholders of Tokki (excluding Canon) from a financial point of view.
(2) Progress of calculation
Canon and Tokki diligently examined the results of professional analysis and advice on the calculation of the proposed share exchange ratio submitted by the above-mentioned third-party appraisal agencies designated by each company, and each company considered the capital relationship between Canon and Tokki, the share exchange ratios in similar share exchange transactions in the past, the financial conditions, business performance trends, stock price trends, dividend trends and other relevant aspects of both companies. After repeated negotiations and discussions based on these aspects, it was determined that the share exchange ratio described in Section 2(3) above is reasonable and would contribute to shareholder interests of both companies. As a result, the Boards of Directors of Canon and Tokki determined the share exchange ratio under the Share Exchange at their meetings held on June 28, 2010, and Canon and Tokki entered into the share exchange agreement.
The share exchange ratio may be changed after discussion between Canon and Tokki, in case of a material change in the assumptions based on which the ratio was calculated.
(3) Relationship with the appraisal agencies
Both Nomura Securities and Mitsubishi UFJ Morgan Stanley Securities are not the related parties of Canon and Tokki, and have no material interest in the Share Exchange.

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(4) Prospect for delisting and reasons
Tokki will become a wholly owned subsidiary of Canon effective October 1, 2010, the day on which the Share Exchange becomes effective, and shares of Tokki will be delisted on September 28, 2010 after the applicable procedural steps in accordance with the delisting standards of the JASDAQ Market (last trading day will be September 27, 2010).
Tokki shares cannot be traded on the JASDAQ Market after they are delisted.
(5) Reason for aiming at delisting and consideration of possible alternative measures
As described in Section 1 above, the Share Exchange is intended to improve the corporate values of Canon and Tokki by making Tokki a wholly owned subsidiary of Canon, and its direct purpose is not to have Tokki shares delisted. As the result of the Share Exchange, however, Tokki common stock will be delisted from the JASDAQ Market.
The shares of Canon common stock to be delivered in consideration of the Share Exchange are listed on the Tokyo Stock Exchange, Inc., Osaka Securities Exchange Co., Ltd., Nagoya Stock Exchange, Inc., Fukuoka Stock Exchange, and Sapporo Securities Exchange. While shareholders who hold 834 or more shares of Tokki and who will be allotted 100 shares (constituting the trading unit) or more of Canon upon the Share Exchange may be partially allotted shares representing any fraction of one trading unit in proportion to the number of shares held, shares constituting one or more trading units can continue to be traded on the Tokyo Stock Exchange, Inc., Osaka Securities Exchange Co., Ltd., Nagoya Stock Exchange, Inc., Fukuoka Stock Exchange, and Sapporo Securities Exchange, which would secure the marketability of shares.
Shareholders who hold less than 834 shares of Tokki common stock and who will hold less than 100 shares of Canon, representing the fractional shares of Canon upon the Share Exchange, cannot sell such fractional shares on the exchange-traded markets, but can utilize the Repurchase Method and the Additional Purchase Method for such fractional shares of Canon. For details of treatment under these methods, refer to Section 2(3) (Note 3) above.
For details of treatment in case of any fraction of less than one share upon the Share Exchange, refer to Section 2(3) (Note 4) above.
Also, Tokki shareholders can continue to trade in Tokki shares held by them on the JASDAQ Market as in the past on or prior to the last trading date, September 27, 2010 (scheduled) and exercise their rights prescribed in the Companies Act and other related laws, ordinances and regulations
(6) Measures for securing fairness
Canon already holds 66.01% of the number of issued shares of Tokki. In connection with the consummation of the Share Exchange, Canon requested Nomura Securities as the third-party appraisal agency to calculate the share exchange ratio in order to secure the fairness of the share exchange ratio under the Share Exchange. Based on the results of that calculation, Canon held negotiations and discussions with Tokki, and the Board of Directors of Canon adopted the resolution for the Share Exchange at the share exchange ratio described in Section 2(3) above at its meeting held on June 28, 2010. Canon received an opinion (fairness opinion) dated June 25, 2010 from Nomura Securities that the share exchange ratio described in Section 2(3) above is reasonable to Canon from a financial point of view.
Meanwhile, in connection with the consummation of the Share Exchange, Tokki requested Mitsubishi UFJ Morgan Stanley Securities as the third-party appraisal agency to calculate the share exchange ratio in order to secure the fairness of the share exchange ratio. Based on the results of that calculation, Tokki held negotiations and discussions with Canon, and the Board of Directors of Tokki adopted the

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resolution for the Share Exchange at the share exchange ratio described in Section 2(3) above at its meeting held on June 28, 2010. Tokki received an opinion (fairness opinion) dated June 28, 2010 from Mitsubishi UFJ Morgan Stanley Securities that the share exchange ratio described in Section 2(3) above is fair to the common shareholders of Tokki (excluding Canon) from a financial point of view.
Tokki designated Yanagida & Partners as its legal adviser, and received advice on appropriate steps and other actions for the Share Exchange from a legal point of view.
(7) Measures for avoiding a conflict of interest
In order to avoid a conflict of interest, one director who concurrently serves as employee of Canon did not participate in the deliberation of and resolution for proposals on the Share Exchange at the meeting of the Board of Directors of Tokki, and did not participate in the discussions and negotiations with Canon as a representative of Tokki. Two (2) outside auditors who concurrently serve as employees of Canon did not participate in the deliberation of the Share Exchange at the meeting of Tokki’s Board of Directors to avoid a conflict of interest.
The Board of Directors of Canon has taken no special measure, because no board member concurrently serves as officer or employee of Tokki.
4.	Outline of the Parties to the Share Exchange (as of December 31, 2009)

		Wholly owning parent company	Wholly owned subsidiary resulting
		resulting from the Share Exchange	from the Share Exchange

(1)	Trade name:	Canon Inc.	Tokki Corporation

(2)	Location:	30-2, Shimomaruko 3-chome Ota-ku, Tokyo	10-1 Shinko-cho, Mitsuke-shi, Niigata

(3)	Name and title of representative:	Fujio Mitarai Chairman and CEO	Teruhisa Tsugami President and CEO

(4)	Nature of business:	Development, manufacture and sale of office equipment, consumer products, and industrial and other equipment	Development, manufacture and sale of applied vacuum technology products

(5)	Capital:	¥174,762 million	¥6,572 million

(6)	Incorporation date:	August 10, 1937	July 29, 1967

(7)	No. of issued shares:	1,333,763,464 shares	33,784,224 shares

(8)	Fiscal year end:	December 31	December 31

(9)	No. of employees:	168,879 persons (consolidated)	234 persons (consolidated)

(10)	Main banks:	Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation Resona Bank, Ltd.

(11)	Major shareholders and	The Daiichi Mutual Life Insurance	Canon Inc. 66.01%
	shareholding ratio:	Company 5.60%	Teruhisa Tsugami 1.31%
		Japan Trustee Services Bank, Ltd. (trust account) 5.09%	Kenichi Tsugami 0.60% UBS AG, London Account IPB
		The Master Trust Bank of Japan, Ltd. (trust account) 3.87%	Segregated Client Account (through its standing agent, Citibank Japan
		Moxley & Co. (through its standing agent, The Bank of Tokyo- Mitsubishi UFJ, Ltd.) 3.78%	Ltd.) 0.51% Kabushiki Kaisha Powers Associate 0.35%
JPMorgan Chase Bank 380055

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(through its standing agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd.) 2.99%

(12)	Relationship between the parties:

	Capital relationship:	Canon holds 66.01% of the number of issued shares of Tokki (22,301,620 shares) (as of May 31, 2010), and is the parent company of Tokki.

	Personnel relationship:	One employee of Canon concurrently serves as director of Tokki, and two employees of Canon concurrently serves as outside auditors of Tokki.

	Commercial relationship:	Canon places orders for manufacturing equipment and related components with Tokki, and lends and borrows money to and from Tokki for the purpose of efficient utilization of the Group funds.

	Related Party or not:	Tokki is a consolidated subsidiary of Canon and is the related party of Canon.

(13)	Financial conditions and operating results for the most recent three fiscal years (consolidated basis)

	Canon Inc.			Tokki Corporation
Fiscal year end	Dec. 07	Dec. 08	Dec. 09	June 08	June 09	Dec. 09
						(Note 2)

Consolidated net assets (Note 1)	2,922,336	2,659,792	2,688,109	6,366	6,956	6,476

Consolidated total assets	4,512,625	3,969,934	3,847,557	9,776	9,662	8,328

Consolidated net assets per share (yen) (Note 1)	¥2,317.39	¥2,154.57	¥2,177.53	¥189.80	¥207.39	¥193.07

Consolidated sales	4,481,346	4,094,161	3,209,201	6,610	10,277	4,892

Consolidated operating profit	756,673	496,074	217,055	(750)	792	(485)

Consolidated net income before tax	768,388	481,147	219,355	(647)	602	(468)

Consolidated net income	488,332	309,148	131,647	(656)	590	(472)

Consolidated net income per share (yen)	¥377.59	¥246.21	¥106.64	¥(24.72)	¥17.60	¥(14.09)

Dividend per share (yen)	¥110.00	¥110.00	¥110.00	-	-	-

(¥ in millions, except where otherwise noted)
(Note 1)	The consolidated financial statements of Canon Inc. have been presented in compliance with U.S. accounting standards, and its consolidated net assets and consolidated net assets per share represents its consolidated shareholders’ equity and consolidated shareholders’ equity per share, respectively.

(Note 2)	Tokki’s fiscal year ended December 31, 2009 reflects fiscal year of six (6) months which commenced on July 1, 2009 and ended on December 31, 2009, as Tokki changed its fiscal end from June 30 to December 31 pursuant to the resolution adopted at its 42nd annual general meeting of shareholders held on September 29, 2009.
5.	Condition after the Share Exchange

Wholly owning parent company resulting from the Share Exchange

(1)	Trade name:	Canon Inc.

(2)	Location:	30-2, Shimomaruko 3-chome, Ota-ku, Tokyo

(3)	Name and title of representative:	Fujio Mitarai Chairman and CEO

(4)	Nature of business:	Development, manufacture and sale of office equipment, consumer products, and industrial and other equipment

(5)	Capital:	¥174,762 million

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(6)	Fiscal year end:	December 31
(7)	Net assets:	To be determined
(8)	Total assets:	To be determined

6.	Accounting Overview

The Share Exchange is expected to be accounted for as equity transactions in accordance with U.S. generally accepted accounting principles, resulting in no goodwill.

7.	Outlook

Canon has already consolidated Tokki as a subsidiary. Therefore, the impact of the Share Exchange on the consolidated and non-consolidated earnings of Canon is expected to be insignificant.

8.	Matters Regarding Transactions with the Controlling Shareholder.

The Share Exchange constitutes a transaction, etc. of Tokki with its parent company, etc. The consistency with the descriptions in “Guidelines for Measures to Protect Minority Shareholders in Any Transactions, etc. with a Controlling Shareholder” presented in the Corporate Governance Report disclosed by Tokki on March 31, 2010 is as follows:

Tokki recognizes that its free business activities are not prevented by its parent company Canon and Canon’s group of companies and it secures a certain level of independence. Tokki is making its transactions with Canon and Canon’s group of companies based on the same standards as those applicable to its transactions with other companies, and has not been and will not be subject to any restrictions by reason of its capital relationship with Canon and Canon’s group of companies.

Tokki also has determined the Share Exchange after maintaining the management independence as set forth above and securing fairness through the measures described in Section 3(6) and (7) above, and such action is consistent with the “Guidelines for Measures to Protect Minority Shareholders in Any Transactions, etc. with a Controlling Shareholder.”
# # # # #
(Referential Data) Canon’s Consolidated Earnings Forecast for the Current Fiscal Year (released on April 26, 2010) and Consolidated Results for the Previous Fiscal Year (¥ in millions)

				Net income
			Net income	applicable to
	Consolidated	Consolidated	before income	Canon
	sales	operating profit	taxes	shareholders
Current earnings forecast (FY ending December 31, 2010)	3,750,000	360,000	360,000	240,000
Previous results (FY ended December 31, 2009)	3,209,201	217,055	219,355	131,647

(*)	The consolidated financial statements of Canon Inc. have been presented in compliance with U.S. accounting standards.

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